Exhibit 99.1

DK Kim Returns to Hanwha SolarOne as Chief Commercial Officer

SHANGHAI, September 15, 2014 /PRNewswire/ Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced that DK Kim will return to the company as Chief Commercial Officer (CCO) effective immediately. Mr. Kim had previously served as Chief Strategy Officer of Hanwha SolarOne from December 2011 until July 2013 and was a member of the Board of Directors from December 2010 until July 2013. Mr. Kim is joining from another Hanwha Group solar portfolio company Hanwha Q CELLS, where he served as Chief Strategic Marketing Officer since August of 2013. While at Hanwha Q CELLS Mr. Kim was instrumental in developing new markets for the company, expanding downstream business opportunities, and returning the company to profitability.

DK Kim noted, “I am pleased to return to Hanwha SolarOne and contribute to improving the company’s commercial presence in a number of important markets. These include Japan, where we have a first-mover advantage and strong brand, and the growing China market, where we intend to build a larger presence including downstream opportunities. With the price of solar systems beginning to approach grid parity in a number of countries throughout the world, we are prepared to expand the Hanwha brand into new emerging markets including Africa, the Middle East and Latin and South America.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.